UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the Month of September 2015

001-13248
(Commission File Number)

SCIVAC THERAPEUTICS INC.

(Exact name of Registrant as specified in its charter)

Gad Feinstein Rd.

POB 580

Rehovot, Israel 7610303

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ____

SciVac Therapeutics Inc. (the “Company”) will hold its Annual General and Special Meeting of Shareholders (the “Annual Meeting”) at the Metropolitan Hotel, 645 Howe Street, Vancouver, British Columbia, V6C 2Y9 at 11:00 a.m. (Vancouver time) on Tuesday, September 29, 2015. In connection with the Annual Meeting, copies of the Company’s (i) Management Information Circular, (ii) form of proxy, (iii) registered shareholders mail list request form, (iv) beneficial shareholders mail list request form and (v) abridgement certificate are furnished herewith as Exhibits 99.1, 99.2, 99.3, 99.4 and 99.5, respectively, and are incorporated by reference herein.

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Exhibit Index

Exhibit No.	Description

99.1	Management Information Circular

99.2	Form of Proxy

99.3	Registered shareholders mail list request form

99.4	Beneficial shareholders mail list request form

99.5	Abridgement Certificate

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SciVac Therapeutics Inc.

Date: September 2, 2015	By:	/s/ Dr. Curtis Lockshin
Dr. Curtis Lockshin
Chief Executive Officer

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